Exhibit 12.1
EXHIBIT 12.1 — STATEMENT RE: COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
LIBERTY PROPERTY TRUST / LIBERTY PROPERTY LIMITED PARTNERSHIP
(Amounts in thousands except ratio amounts)

	Year ended December 31,
	2008	2007	2006	2005	2004

Earnings before fixed charges:
Income before allocation of minority interest and income from investments in unconsolidated subsidiaries (1)	$148,211	$145,121	$158,332	$212,001	$137,895
Add: Interest expense	148,007	120,372	102,981	101,992	87,858
Depreciation expense on cap’d interest	1,245	5,393	4,437	3,829	3,442
Amortization of deferred financing costs	4,449	4,005	3,800	3,857	3,289

Earnings before fixed charges	$301,912	$274,891	$269,550	$321,679	$232,484

Fixed charges:
Interest expense	$148,007	$120,372	$102,981	$101,992	$87,858
Amortization of deferred financing charges	4,449	4,005	3,800	3,857	3,289
Capitalized interest	19,958	45,697	30,837	17,748	13,242

Fixed charges	172,414	170,074	137,618	123,597	104,389

Preferred share distributions	—	—	—	—	—
Preferred unit distributions	21,012	17,126	13,691	12,095	11,844

Combined fixed charges	$193,426	$187,200	$151,309	$135,692	$116,233

Ratio of earnings to fixed charges	1.75	1.62	1.96	2.60	2.23

Ratio of earnings to combined fixed charges	1.56	1.47	1.78	2.37	2.00

(1)
Amounts for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 have been reclassified to present properties that have been sold or held for sale as of September 30, 2009. As a result, operations have been reclassified to discontinued operations from continuing operations for all periods presented.